UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 5
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dollar Thrifty Automotive Group, Inc.
(Name of Subject Company)

HDTMS, Inc.
(Offeror)

Hertz Global Holdings, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,440,545,012.50	$279,686.46

*
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 27,891,943 shares of Dollar Thrifty Automotive Group, Inc. common stock (representing the shares of common stock outstanding as of August 30, 2012) by $87.50 per share, which is the offer price.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.00011460.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$279,686.46
Form or Registration No.:	Schedule TO
Filing Party:	Hertz Global Holdings, Inc. and HDTMS, Inc.
Date Filed:	September 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Hertz Global Holdings, Inc., a Delaware corporation (“Hertz”), and HDTMS, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Hertz (“Offeror”).  This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 10, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Offeror to purchase each of the outstanding shares of common stock, par value $0.01 per share, of Dollar Thrifty Automotive Group, Inc., a Delaware corporation, for $87.50 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are respectively set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.  Summary Term Sheet.

Item 1 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as follows.

The subsection titled “Does Hertz have the financial resources to complete the Offer and the Merger?” is hereby amended and restated in its entirety to read as follows:

“Does Hertz have the financial resources to complete the Offer and the Merger?

            The Offer is not subject to any financing condition or contingency.

Hertz, Purchaser’s ultimate parent company, will provide Purchaser with sufficient funds to consummate the Offer and the Merger. Hertz intends to provide Purchaser with the necessary funds from cash on hand and new borrowings. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $2.3 billion, including the use of approximately $400 million of cash and cash equivalents available from Dollar Thrifty. See Section 10—“Source and Amount of Funds”.

Permanent financing for the Offer and the Merger is expected to include: (i) the proceeds from the Notes Offering (as defined below), (ii) borrowings under the Incremental Term Loans (as defined below) or other indebtedness and (iii) Hertz and Dollar Thrifty cash and cash equivalents.

On October 1, 2012, Hertz announced that its newly-formed, wholly-owned subsidiary, HDTFS, Inc. (the “Escrow Issuer”), has entered into an agreement to sell $700,000,000 aggregate principal amount of 5.875% Senior Notes due 2020 (the “2020 Notes”) and $500,000,000 aggregate principal amount of 6.250% Senior Notes due 2022 (the “2022 Notes” and, together with the 2020 Notes, the “Notes”) in a private offering (the “Notes Offering”) exempt from the registration requirements of the Securities Act of 1933, as amended.  The Hertz Corporation, an indirect wholly owned subsidiary of Hertz (“THC”), also expects to incur incremental term loans (the “Incremental Term Loans”) under its March 2011 credit agreement that provides for a secured term loan facility (as amended, the “Senior Term Facility”). The Incremental Term Loans are currently expected to be incurred in an aggregate principal amount of $750.0 million, and to be secured by the same collateral and generally have the same terms (including the same interest rate margin) as the existing term loans under the Senior Term Facility. The proceeds of the Notes Offering and the Incremental Term Loans will be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger.

THC has entered into a commitment letter dated as of August 26, 2012, pursuant to which Barclays Bank PLC, Deutsche Bank AG Cayman Islands Branch and Bank of America, N.A. committed to provide, subject to certain conditions set forth therein, unsecured bridge loans in an aggregate amount of $1.95 billion in connection with the Offer and the Merger. Certain additional banks and financial institutions subsequently became parties to the commitment letter.  The proceeds of the bridge loans, if any, would be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger.  Hertz does not expect to obtain the entire bridge financing, or any portion thereof, to the extent of the proceeds that Hertz receives from the Notes Offering and/or from the incurrence of the Incremental Term Loans.

For additional details on the proposed financing, see Section 10—“Source and Amount of Funds”.”

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as follows.

The third bullet under the subsection “Guaranteed Delivery” in Section 3—“Procedures for Accepting the Offer and Tendering Shares” is amended and restated in its entirety to read as follows:

“the Share Certificates (or a Book-Entry Confirmation) evidencing all such tendered Shares, in proper form for transfer, together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery (except in the event that such three NYSE trading day period would include October 8, 2012, in which case the applicable aforementioned documents are received by the Depositary within four NYSE trading days after the date of execution of such Notice of Guaranteed Delivery).”

Item 7.  Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as follows.

Section 10—“Source and Amount of Funds” is amended and supplemented by replacing the first three paragraphs of such section with the following:

“The Offer is not subject to any financing condition or contingency.

            Hertz, Purchaser’s parent company, will provide Purchaser with sufficient funds to consummate the Offer and the Merger. Hertz intends to provide Purchaser with the necessary funds from cash on hand and new borrowings. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $2.3 billion, including the use of approximately $400 million of cash and cash equivalents available from Dollar Thrifty.

Permanent financing for the Offer and the Merger is expected to include: (i) the proceeds from the Notes Offering (as defined below), (ii) borrowings under the Incremental Term Loans (as defined below) or other indebtedness and (iii) Hertz and Dollar Thrifty cash and cash equivalents.

On October 1, 2012, Hertz announced that its newly-formed, wholly-owned subsidiary, HDTFS, Inc. (the “Escrow Issuer”), has entered into an agreement to sell $700,000,000 aggregate principal amount of 5.875% Senior Notes due 2020 (the “2020 Notes”) and $500,000,000 aggregate principal amount of 6.250% Senior Notes due 2022 (the “2022 Notes” and, together with the 2020 Notes, the “Notes”) in a private offering (the “Notes Offering”) exempt from the registration requirements of the Securities Act of 1933, as amended.  The closing of the Notes Offering is expected to occur on or about October 16, 2012, subject to customary closing conditions.  Each series of Notes will pay interest semi-annually in arrears.

Concurrently with the closing of the Notes Offering, the gross proceeds of the Notes Offering (plus an amount related to interest that would accrue on the Notes through a specified date) will be deposited into an escrow account until the date on which certain escrow conditions are satisfied, including the substantially concurrent (i) consummation of the Offer, (ii) assumption of the Escrow Issuer’s obligations under each series of Notes by THC and (iii) execution and delivery of an exchange and registration rights agreement by THC and certain of its subsidiaries.  From and after the release of the escrowed funds to THC, each series of Notes will be guaranteed on a senior unsecured basis by the domestic subsidiaries of THC that guarantee its senior credit facilities from time to time.

Following the release of proceeds of the Notes Offering from escrow to THC upon satisfaction of the escrow conditions, Hertz intends to use the entire net proceeds from the Notes Offering (i) to finance or refinance a portion of the consideration payable in the Offer and the Merger, (ii) to refinance certain existing indebtedness of Dollar Thrifty (including by providing funds to Dollar Thrifty for such purpose) following the consummation of the Offer, (iii) to pay fees and expenses incurred in connection with the foregoing transactions and/or (iv) to finance the working capital and business requirements, and for general corporate purposes, of Hertz and its subsidiaries.

If the escrow conditions are not satisfied on or prior to February 26, 2013, the Escrow Issuer delivers a notification that such conditions will not be satisfied or the Merger Agreement is terminated, the Escrow Issuer will be required to redeem each series of Notes in full at a price equal to 100% of the applicable initial issue price of such Notes, plus accrued and unpaid interest from the date of issuance of such Notes up to, but excluding, the payment date of such mandatory redemption.

The foregoing description of the Notes Offering does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes (and the guarantees of the Notes, which will apply from and after the escrow release) or any other securities, nor will there be any sale of the Notes or any other securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

THC also expects to incur incremental term loans (the “Incremental Term Loans”) under its March 2011 credit agreement that provides for a secured term loan facility (as amended, the “Senior Term Facility”). The Incremental Term Loans are currently expected to be incurred in an aggregate principal amount of $750.0 million, and to be secured by the same collateral and generally have the same terms (including the same interest rate margin) as the existing term loans under the Senior Term Facility. The Incremental Term Loans would be drawn in connection with the consummation of the Offer and incurred to, among other things, finance the transactions contemplated by the Merger Agreement.

THC has entered into a commitment letter dated as of August 26, 2012, pursuant to which Barclays Bank PLC, Deutsche Bank AG Cayman Islands Branch and Bank of America, N.A. committed to provide, subject to certain conditions set forth therein, unsecured bridge loans in an aggregate amount of $1.95 billion in connection with the Offer and the Merger. Certain additional banks and financial institutions subsequently became parties to the commitment letter (collectively, the “Commitment Parties”). The proceeds of the bridge loans, if any, would be used to, among other things, finance a portion of the consideration Dollar Thrifty stockholders will receive in the Offer and the Merger.  Hertz does not expect to obtain the entire bridge financing, or any portion thereof, to the extent of the proceeds that Hertz receives from the Notes Offering and/or from the incurrence of the Incremental Term Loans.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description of Exhibit

(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(5)(K)
Press release issued by Hertz Global Holdings, Inc. dated October 1, 2012 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on October 1, 2012 ).

(a)(5)(L)
Press release issued by Hertz Global Holdings, Inc. dated October 1, 2012 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on October 2, 2012 ).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2012

HDTMS, INC.

By:	/s/ J. Jeffrey Zimmerman
Name: J. Jeffrey Zimmerman
Title: Vice President and Secretary

HERTZ GLOBAL HOLDINGS, INC.

By:	/s/ J. Jeffrey Zimmerman
Name: J. Jeffrey Zimmerman
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(5)(K)
Press release issued by Hertz Global Holdings, Inc. dated October 1, 2012 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on October 1, 2012 ).

(a)(5)(L)
Press release issued by Hertz Global Holdings, Inc. dated October 1, 2012 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hertz Global Holdings, Inc. on October 2, 2012 ).

*   Filed herewith